Exhibit 21.0
SUBSIDIARIES OF FAMOUS DAVE’S OF AMERICA, INC.

Entity	FEIN	% of Ownership

Famous Dave’s of America, Inc.	41-1782300	100%

D&D of Minnesota, Inc.	41-1856702	100%

Famous Dave’s Properties of Texas, Inc.	61-1412539	100%

Famous Dave’s Ribs of Maryland, Inc.	41-1958496	96%

Famous Dave’s Ribs of Texas, Inc.	30-0070809	100%

Famous Dave’s Ribs of Texas, LP	37-1428481	100%

Famous Dave’s Ribs, Inc.	41-1884517	100%

Famous Dave’s Ribs-U, Inc.	41-1884548	100%

FDA Properties of Texas, LP	30-0070820	100%

FDA Properties, Inc.	36-4379010	100%

Lake & Hennepin BBQ and Blues, Inc.	41-1834594	100%

Minwood Partners, Inc.	51-0396229	100%